PRIVATE OFFERING NOTICE


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                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series C
                          Callable Range Accrual Notes
                  Linked to 6-Month United States Dollar LIBOR
                                 due March 2012
                                  (the "Notes")
                         US$10 principal amount per unit


                                  Summary Terms
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The Notes:
o  The Notes are designed for investors who believe that              Year 1: 0.0% <6-month United States dollar LIBOR = <4.5%
   6-month United States dollar LIBOR will remain within the ranges   Year 2: 0.0% <6-month United States dollar LIBOR = <5.0%
   described below over the term of the Notes and are willing to      Year 3: 0.0% <6-month United States dollar LIBOR = <5.5%
   risk receiving no interest on the Notes for each day that          Year 4: 0.0% <6-month United States dollar LIBOR = <6.5%
   6-month United States dollar LIBOR does not remain within those    Year 5: 0.0% <6-month United States dollar LIBOR = <7.0%
   ranges, and possibly no interest for the entire                    Year 6: 0.0% <6-month United States dollar LIBOR = <7.0%
   term of the Notes.                                                 Year 7: 0.0% <6-month United States dollar LIBOR = <7.0%
o  The Notes may be called on any interest payment date               o The Notes will not be listed on any securities
   beginning September    , 2005 through and including                  exchange.
   December   , 2011.                                                 o The Notes are made available to each investor outside
o  The Notes will be 100% principal protected on the maturity           of the United States in a minimum initial investment of
   date or call date.                                                   US$50,000 or such other amount, and subject to such other
o  Interest on the $10 principal amount of each unit will be            restrictions, as may be applicable to such investor
   paid quarterly, beginning June    , 2005, at a rate expected         under the private offering rules of any jurisdiction
   to be between 6.75% and 7.25% per year for each day that             outside of the United States.
   6-month United States dollar LIBOR remains within the              o The Notes will be senior unsecured debt securities of
   ranges described below.                                              Merrill Lynch & Co., Inc. and part of a series entitled
o  For each annual period from and including the applicable             "Medium-Term Notes, Series C" and will have the CUSIP
   anniversary of the date the Notes are issued to the public to        No.:                .
   but excluding the immediately succeeding anniversary of            o Expected issue date: March     , 2005.
   that date, or, in the case of the first annual period, from and
   including the date the Notes are issued to the public to but       Payment on the maturity date or call date:
   excluding the first anniversary of that date, the applicable
   LIBOR range will be as follows:                                    o The amount an investor will receive on the maturity
                                                                        date or call date per unit will equal the $10 principal
                                                                        amount per unit plus any accrued and unpaid interest
                                                                        up to but excluding the maturity date or call date,
                                                                        as applicable.

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The Notes, the subject of the attached offering document (the "Offering
Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").


The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


                            PRIVATE OFFERING NOTICE
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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to risk factors on pages PS-6 to PS-8 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

         (a) The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (c) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Notes.

         (d) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

         (e) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.














                    The date of this Notice is March 22, 2005


   This Notice supplements the Preliminary Pricing Supplement, dated March 22, 2005, and the Prospectus Supplement and Prospectus, dated February 25, 2005.